

August 17, 2010

Melanie Mroz
Chief Executive Officer
SouthPeak Interactive Corporation
2900 Polo Parkway
Midlothian, VA 23113

> **Re: SouthPeak Interactive Corporation
> Preliminary Revised Information Statement on Schedule 14C
> Filed August 9, 2010
> File No. 000-51869**

Dear Ms. Mroz:

We have reviewed your filing and response letter dated August 9, 2010 and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 4, 2010.

General

1.   We note your statement in response to prior comment 1 that you received approval from Terry Phillips, Melanie Mroz and the holders of an aggregate of 14,094,900 shares of common stock. It is unclear from your disclosure how you obtained consents from "the holders of an aggregate of 14,094,900 shares of common stock." Please identify the shareholders from whom you received approval and the number of shares held by each.

Amendment to Amended and Restated Certificate of Incorporation

Reasons for Approval of the Amendment, page 2

2.   Please expand this section to provide a complete description of all the material terms of the securities purchase agreement, including, but not limited to, the terms upon which the senior secured convertible promissory notes, Series A warrants, and Series B warrants may convert into your common stock, the dilutive impact of the conversion terms on shareholders and the penalty provisions in the securities purchase agreement.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel